Exhibit 99.1

NEWS RELEASE – REGULATED INFORMATION

DECEMBER 18, 2023, 1:00 AM ET / 07:00 AM CET

MDxHealth Announces Completion of Transition to Single Listing on Nasdaq

IRVINE, CA, and HERSTAL, BELGIUM – December 18, 2023 – MDxHealth SA (Nasdaq: MDXH) (the “Company” or “mdxhealth”), a commercial-stage precision diagnostics company, today announces the completion of its transition to a single listing on the Nasdaq Stock Market.

In accordance with prior announcements made by the Company and the corporate event notice issued by Euronext on December 6, 2023, the last trading day of the Company’s ordinary shares (the “Shares”) on the regulated market of Euronext Brussels was December 15, 2023. Trading of the Shares on Euronext Brussels will not resume and the Shares will, as from today, be de-listed from Euronext and will only be listed and tradeable on Nasdaq.

Nothwistanding the above, all Shares, whether or not repositioned to Nasdaq, will continue to be valid Shares with full voting rights, rights to future dividends and other distributions, etc. Furthermore, Shares that have not been repositioned prior to December 15, 2023, the last date that Shares were listed and tradeable on Euronext Brussels, may still be repositioned for trading on Nasdaq at any time after today by contacting the shareholder’s financial intermediary or custodian.

For further information and details regarding the transition to a single listing of Shares on Nasdaq and the repositioning process, please visit the dedicated web page on the Company’s website (see: Transition to a Single Listing on NASDAQ - mdxhealth).

About mdxhealth®

Mdxhealth is a commercial-stage precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. The Company’s U.S. headquarters and laboratory operations are in Irvine, California, with additional laboratory operations in Plano, Texas. European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands. For more information, visit mdxhealth.com and follow us on social media at:

twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:

mdxhealth

info@mdxhealth.com

LifeSci Advisors (IR & PR)

US: +1 949 271 9223

ir@mdxhealth.com

Forward-looking Statements

This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding timing of the proposed transition from a dual listing of shares on Euronext Brussels and ADSs on Nasdaq to a sole listing of shares on Nasdaq and Share Consolidation, including statements regarding European financial intermediaries and custodians using their discretionary authority to reposition their clients’ securities. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: uncertainties associated with the coronavirus (COVID-19) pandemic, including its possible effects on our operations, and the demand for our products; our ability to successfully and profitably market our products; the acceptance of our products and services by healthcare providers; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; our ability to obtain and maintain regulatory approvals and comply with applicable regulations; the possibility that the anticipated benefits from our business acquisitions like our acquisition of the Oncotype DX® GPS prostate cancer business will not be realized in full or at all or may take longer to realize than expected; and the amount and nature of competition for our products and services. Other important risks and uncertainties are described in the Risk Factors sections of our most recent Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS and Monitor mdx are trademarks or registered trademarks of MDxHealth SA. All other trademarks and service marks are the property of their respective owners.